UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

UNITED SECURITY BANCSHARES

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

911460103

(CUSIP Number)

DENNIS R. WOODS, PRESIDENT AND CEO,  UNITED SECURITY BANCSHARES  2126 INYO STREET  FRESNO,  California  93721  Phone : (559)248-4943

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dennis R. Woods

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
231,574

	8	SHARED VOTING POWER
870,289

	9	SOLE DISPOSITIVE POWER
231,574

	10	SHARED DISPOSITIVE POWER
870,289

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,101,863

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This Statement relates to the shares of common stock, no par value (“Common Stock”), of United Security Bancshares, a California corporation (the “Issuer”). The Issuer’s executive office is located at 2126 Inyo Street, Fresno, CA 93721, Telephone (559) 248-4943.

The Issuer was incorporated in March of 2001 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended, with respect to its ownership of United Security Bank, a California-chartered bank (the “Bank”). In May 2001, the Bank underwent a bank holding company reorganization pursuant to which the Issuer became the holding company for the Bank and the Issuer’s Common Stock exchanged in the reorganization were registered on Form S-4 under the Securities Act of 1933, as amended (the “Act”). At the time of the Reorganization, Mr. Woods was the Chairman, President and CEO of the Issuer and beneficially owned approximately 7.5% of the Issuer’s outstanding Common Stock. Mr. Woods has held these positions with the Issuer through the date of this filing.

Following the reorganization of the Bank, Mr. Woods initially filed a statement disclosing his beneficial ownership of the Issuer’s Common Stock as required by SEC Rule 13d-1 on Schedule 13G in error and has since filed amendments to this initial Schedule 13G as required by SEC Rule 13d-2 in error. The statement of Mr. Woods’ beneficial ownership should have been originally filed on Schedule 13D and all amendments to this statement should have been filed on Schedule 13D.

This filing on Schedule 13D relates to the beneficial ownership of Mr. Woods since the holding company reorganization of the Bank and the registration of the Issuer’s Common Stock in connection therewith and is intended to correct the original Schedule 13G filings and the amendments thereto.

Item 2.	Identity and Background

(a)	Dennis R. Woods

(b)	2126 Inyo Street, Fresno, CA 93721

(c)	Chairman, President and CEO, United Security Bancshares and United Security Bank

(d)	Mr. Woods has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors during the past five years.

(e)
Mr. Woods has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

All shares were purchased using personal funds. No funds were borrowed for such purpose.

Item 4.	Purpose of Transaction

Mr. Woods acquired the Common Stock for personal investment purposes and to support the business efforts of the Issuer. Mr. Woods is the Chairman of the Board of Directors and President and CEO of the Issuer. Mr. Woods presence on the Board of Directors may result in influencing the outcome of Board decisions on various matters that may come before the Board. To the extent a matter comes before the Board that may, in the judgment of Mr. Woods, present a conflict of interests, Mr. Woods will recuse himself from the discussion and voting on such matters.

Mr. Woods currently has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. However, Mr. Woods intends to continuously review the business and prospects of the Issuer, and may, at any time and/or from time to time, depending upon future developments, review or reconsider his individual position and formulate plans or proposals that relate or would result in any of the events enumerated in the paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Mr. Woods is the beneficial owner of 1,101,863 shares of Common Stock representing 6.5% of the Issuer's outstanding Common Stock. This includes 231,574 shares of Common Stock over which Mr. Woods has sole voting power and 870,289 shares of Common Stock held in the Issuer’s 401(k) Plan for the benefit of Mr. Woods over which he has shared voting power.

(b)	See response of paragraph (a) of this Item 5

(c)	Set forth below are all of the transactions in the Common Stock effected by Mr. Woods during the past 60 days:

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
12/19/2017	7,500 Restricted Stock Units (1)	$11.05 close price (1)

(1) Reflects the grant of 7,500 shares of restricted stock for no cash consideration pursuant to the Company's 2015 Equity Incentive Plan and a Restricted Stock Agreement. Pursuant to the Restricted Stock Agreement, the restrictions will lapse as to 100% of the shares covered thereby on December 19, 2018.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

As of the date of the filing of this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United Security Bancshares

February 14, 2018	By:	/s/ Dennis R. Woods
Chairman, President and CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)